UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Concert Pharmaceuticals, Inc.

(Name of Subject Company)

Concert Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

206022105

(CUSIP Number of Class of Securities)

Erik Zwicker

Concert Pharmaceuticals, Inc.

General Counsel

65 Hayden Avenue, Suite 3000N

Lexington, Massachusetts 02421

(781) 860-0045

With copies to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Concert Pharmaceuticals, Inc., a Delaware corporation (“Concert”), with the Securities and Exchange Commission (the “SEC”) on February 2, 2023, relating to the tender offer by Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Sun Pharma”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Concert for a purchase price of (i) $8.00 per Share, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right (each, a “CVR”) per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Sun Pharma and Purchaser with the SEC on February 2, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Sun Pharma and Purchaser with the SEC on February 2, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in their entirety the paragraphs under the heading “—Regulatory Approvals” beginning on page 57 of the Schedule 14D-9:

“Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC assess the legality under the antitrust laws of the United States of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer (and the Merger).

Each of Sun Pharma and Concert filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on February 1, 2023 and the initial waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m. Eastern Time, on March 3, 2023. Accordingly, the Offer Condition requiring that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied.”

The following new subsection is added before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer expired at one minute after 11:59 p.m. New York City Time, on March 3, 2023. Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 48,220,511 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 75.2% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly (and in any event, within no more than one (1) business day) pay for all such Shares.

Following the acceptance of such Shares, the Merger was completed on March 6, 2023, in accordance with Section 251(h) of the DGCL without a vote of Concert’s stockholders. At the Effective Time of the Merger, (A) each Share (other than Excluded Shares) was automatically cancelled and converted into the right to receive the Offer Price, subject to any applicable withholding of taxes and without interest, and (B) each Preferred Share (other than Preferred Shares held in the treasury of the Company) was automatically converted into the right to receive the Preferred Consideration, subject to any applicable withholding of taxes and without interest.

As a result of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Market. Sun Pharma and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Concert’s reporting obligations under the Exchange Act as promptly as practicable.

On March 6, 2022, Sun Pharma issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(R) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(R)	Press Release of Sun Pharmaceutical Industries Ltd. dated March 6, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

CONCERT PHARMACEUTICALS, INC.

By:	/s/ Erik Zwicker
Name: Erik Zwicker
Title: Secretary